Exhibit (a)(1)(G)

Form of Email to Eligible Participants Confirming Acceptance of Eligible Options

From: AwardTraq Exchange

Subject: Confirmation of Acceptance of Eligible Options

Hello [First Name],

Thank you for your submission of the Election Form pursuant to the Offer to Exchange Eligible Options for New Options, dated March 6, 2023 (the “Offer to Exchange”). With this letter, we confirm that ADC Therapeutics has accepted the Eligible Options listed on your Election Form for exchange in the Exchange Offer. Subject to the terms and conditions of the Exchange Offer, as described in the Offer to Exchange, your exchanged Eligible Options will be cancelled and New Options will be granted to you.

Your New Options will appear shortly in the Shareworks system, and your stock option agreement(s) will be available for electronic acceptance. You need to electronically accept your options to complete the process. If you have included in your Election Form an election to tender any options for exchange that do not qualify as Eligible Options, such options will not be accepted and will remain outstanding subject to their original terms following the expiration of the Exchange Offer. For any questions, please contact hr@adctherapeutics.com.

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Offer to Exchange.

This is an automatically generated email. Please do not respond to this email as this mailbox is not monitored.